Exhibit 3.5

CERTIFICATE OF AMENDMENT

TO

SEVENTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TOKAI PHARMACEUTICALS, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

Tokai Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1. That resolutions were duly adopted by the Board of Directors of the Corporation setting forth proposed amendments to the Seventh Amended and Restated Certificate of Incorporation of the Corporation, as amended to date, and declaring such amendments to be advisable and that such amendments be submitted to the stockholders of the Corporation for their consideration, as follows:

RESOLVED:	That the first paragraph of Article FOURTH of the Certificate of Incorporation be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

“FOURTH: Effective upon the filing of this Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), a one-for-10.47 reverse stock split of the Corporation’s common stock, $0.001 par value per share (the “Common Stock”), shall become effective, pursuant to which each 10.47 shares of Common Stock issued or outstanding (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.001 par value per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the fair value per share of the Common Stock immediately prior to the Effective Time as determined by the Board of Directors of the Corporation.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.

The total number of shares of all classes of stock that the Corporation shall have the authority to issue is (i) 200,000,000 shares of Common Stock and (ii) 155,586,141 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”), of which: 4,500,000 shares have been designated as Series A Convertible Preferred Stock (“Series A Preferred Stock”), 798,067 shares have been designated as Series B-1 Convertible Preferred Stock (“Series B-1 Preferred Stock”), 1,503,819 shares have been designated as Series B-2 Convertible Preferred Stock (“Series B-2 Preferred Stock,” and together with the Series B-1 Preferred Stock, the “Series B Preferred Stock,”), 15,999,998 shares have been designated as Series C Convertible Preferred Stock (“Series C Preferred Stock”), 29,294,828 shares have been designated as Series D-1 Convertible Preferred Stock (“Series D-1 Preferred Stock”), 3,661,846 shares have been designated as Series D-2 Convertible Preferred Stock (“Series D-2 Preferred Stock”), 42,935,192 shares have been designated as Series D-3 Convertible Preferred Stock (“Series D-3 Preferred Stock,” and together with the Series D-1 Preferred Stock and the Series D-2 Preferred Stock, the “Series D Preferred Stock”), and 56,892,391 shares have been designated as Series E Convertible Preferred Stock (“Series E Preferred Stock”). The Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock are collectively referred to as the “Senior Preferred Stock,” and the Senior Preferred Stock and the Series A Preferred Stock and the Series B Preferred Stock are collectively referred to as the “Preferred Stock.”

FURTHER RESOLVED:	That Subsection 5.1 of Article FOURTH C. of the Certificate of Incorporation be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

“5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (i) at a price per share to the public which when multiplied by the total number of shares of Common Stock then outstanding or then issuable upon conversion of outstanding Preferred Stock immediately prior to the consummation of the offering, exceeds $75,000,000, or such lower amount as shall be determined by a majority of the Senior Preferred Directors, and (ii) which results in at least $40,000,000 of gross proceeds to the Corporation (a “Qualified Public Offering”) or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of shares of the Senior Preferred Stock, representing at least seventy-five percent (75%) of the combined voting power of the outstanding shares of the Senior Preferred Stock, voting together as a single class in accordance with Section 3.1 (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the “Mandatory Conversion Time”), (i) all outstanding shares of Preferred Stock shall automatically be converted in shares of Common Stock, at the then effective conversion rate for each series of Preferred Stock and (ii) such shares may not be reissued by the Corporation.”

2. That in lieu of a meeting and vote of stockholders, the stockholders have given written consent to the forgoing amendments in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

3. That the foregoing amendments have been duly adopted in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed hereto and this Certificate of Amendment to be signed by its President and Chief Executive Officer on this 29th day of August, 2014.

TOKAI PHARMACEUTICALS, INC.

By:	/s/ Jodie P. Morrison
Name:	Jodie P. Morrison
Title:	President and Chief Executive Officer

[Certificate of Amendment

of Restated Certificate of Incorporation]